SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

CLARIFICATION OF CERTAIN INFORMATION PRESENTED DURING ECOPETROL’S CONFERENCE CALL REGARDING ITS OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2009

1.	Answers to pending questions:

•	Gross production (including royalties) owned by Ecopetrol S.A. (“Ecopetrol” or the “Company”) in the Rubiales field during the fourth quarter of 2009 amounted to 52,266 BPD

•	Finding and development costs for Ecopetrol for the period 2007-2009 were US$ 13.2 per barrel. For the period 2006-2008, the Company’s finding and development costs were US$ 21.82 per barrel.

2.	Clarification of certain information

•	The 2P reserves for the Ecopetrol Group as of December 31, 2009 amounted to 2,589 MMBOE

•
Under the Company’s approved strategic plan, the estimated contributions of 1P reserves which are expected to arise as a result of the Company’s exploratory activity during the next three years are as follows:

Year	MMBOE
2010	90
2011	300
2012	675

These figures are reviewed periodically based on the development of Company’s exploratory plan and therefore are subject to change.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

•	Gross production for the Ecopetrol Group during December 2009

During the month of December 2009, the Ecopetrol Group had an average daily gross production of 582.6 MBOED (481.04 MBOD of crude and 101.6 MBOED of natural gas), representing a 32% increase when compared to the production for December 2008, which was 440.4 MBOED (360.5 MBOD of crude and 79.9 MBOED of natural gas).

           Bogota, February 24, 2010
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Ecopetrol is Colombia’s largest company and a vertically integrated crude oil and natural gas company. Ecopetrol is among the top 40 oil companies in the world and the four largest oil companies in Latin America. In addition to having operations in Colombia where it generates over 60% of the country’s production, it has operations in Brazil, Peru and the US (Gulf of Mexico).  Ecopetrol owns the largest refinery in Colombia, the majority of the network of pipelines and polyducts, and continues to significantly increase its participation in biofuels.

Forward looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the Company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For additional information you may contact:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations
Mauricio Téllez
Telephone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 24, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer